

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2014

Via E-mail
Ken Olsen
President
Arrakis Mining Research Inc.
10820 68th Place
Kenosha, WI 53142

> **Re:** **Arrakis Mining Research Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 16, 2014**
> **File No. 333-192217**

Dear Mr. Olsen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated April 14, 2014. We are unable to locate a copy of your subscription agreement. Please provide us with a copy of the subscription agreement or advise.

Operating Expenses, page 26

2. We note your response to comment 9 in our letter dated April 14, 2014. Please revise to eliminate the redundancy between the disclosures that are in this section as well as "Total Assets," "Total Liabilities and "Capital Resources."

3. Please revise to clarify the services that New Opportunity Business Solutions is expected to provide you. Please also clarify the "goal" of the consulting agreement.

Transactions with Related Persons, Promoters and Certain Control Persons, page 29

4.   We note your response to comment 12 in our letter dated April 14, 2014 and we reissue it in its entirety. We note your response to comment 30 of our comment letter dated December 5, 2013 and the additional disclosure you have included in this section. However, based on Instructions 1.a.iii. and 1.b.ii. to Item 404(a) of Regulation S-K, your disclosure should include transactions with the "immediate family members" of any of your executive officers/directors and any of your security holders covered by Item 403(a) of Regulation S-K, regardless of whether such individuals share the same household. Please also refer to Regulation S-K C&DI 230.01. According to your disclosure in the selling shareholder table on page 17, you sold shares of your common stock to the "immediate family members" of your executive officer and certain of your shareholders that own greater than 5% of your shares. Please revise your related party transaction disclosure to include the information required by Item 404(a) of Regulation S-K for these transactions or advise. Please refer to Item 404(d) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, F-2

5.   Please revise the first and third paragraphs to clarify the period through which the statements of operations, stockholders' equity and cash flows are audited.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Dan Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Senior Counsel, at (202) 551-3391 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: Clifford J. Hunt, Esq.